                      SELECTED CONSOLIDATED FINANCIAL DATA


                   (in thousands, unless otherwise indicated)


                                                              Alliance Capital Management L.P.(1)
- -------------------------------------------------------------------------------------------------------------
                                                                     Years Ended December 31,
                                                             1995         1994      1993      1992       1991
- -------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues:
        Investment advisory and services fees:
           Alliance mutual funds                         $232,730     $211,169  $167,043  $149,957   $128,000
           Other affiliated clients                        43,978       41,805    37,212    33,180     41,268
           Institutional clients                          179,872      163,171   146,509   138,709    134,777
        Distribution plan fees from Alliance mutual funds 128,733      135,613   105,260    92,985     70,013
        Shareholder servicing and administration fees      43,383       40,593    32,932    28,099     25,090
        Other revenues                                     10,559        8,601    10,561    10,341     13,452
- -------------------------------------------------------------------------------------------------------------
                                                          639,255      600,952   499,517   453,271    412,600
- -------------------------------------------------------------------------------------------------------------
Expenses:
        Employee compensation and benefits                172,202      173,649   149,295   154,800    135,294
        Promotion and servicing:
           Distribution payments to financial intermediaries:
               Affiliated                                  23,710       20,442    13,722    10,755     17,522
               Unaffiliated                                87,044       84,054    65,445    55,526     43,263
           Amortization of deferred sales commissions      50,501       51,547    36,237    32,495     20,613
           Other                                           39,959       42,701    30,233    28,064     22,355
        General and administrative                         88,889       70,731    66,023    80,087     76,663
        Amortization of intangible assets                   8,747        8,450     6,975     6,993      6,893
        Interest                                            1,192        7,572    10,619     9,871      7,479
        Nonrecurring transaction expenses                       -            -    40,842         -          -
- -------------------------------------------------------------------------------------------------------------
                                                          472,244      459,146   419,391   378,591    330,082
- -------------------------------------------------------------------------------------------------------------
Income before income taxes (benefit) and
        cumulative effect of accounting change            167,011      141,806    80,126    74,680     82,518
        Income taxes (benefit)                             11,624        8,317    11,466     (100)     11,355
- -------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
        accounting change                                 155,387      133,489    68,660    74,780     71,163
Cumulative effect of change in accounting
        for income taxes                                        -            -       900         -          -
- -------------------------------------------------------------------------------------------------------------
Net income                                               $155,387     $133,489  $ 69,560  $ 74,780   $ 71,163
- -------------------------------------------------------------------------------------------------------------
Net income per Unit(4)                                      $1.89        $1.70     $0.96     $1.05      $1.01
Cash distributions per Unit(2)(4)                           $1.82        $1.64     $1.50    $1.285      $1.06
Weighted average Units outstanding(4)                      81,558       77,941    72,085    70,244     69,622
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Balance Sheet Data at Period End:
        Total assets                                     $575,058     $518,369  $561,287  $415,851   $450,029
        Debt and long-term obligations(3)                  30,839       29,021   134,022   165,334    127,798
        Total partners' capital                           406,709      381,329   214,045   160,626    156,419
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Assets under Management at Period End
        (in millions)(5)                                 $146,521     $119,279  $113,979  $ 97,521   $ 97,956
==============================================================================================================

(1) The transfer of the business of Equitable Capital Management Corporation ("ECMC") to the Partnership was completed on July 22, 1993 and was accounted for in a manner similar to the pooling of interests method. Accordingly, all financial data for the periods presented, except as noted, have been restated to include the results of operations of ECMC.
(2) The Partnership is required to distribute all of its Available Cash Flow, as defined in the Partnership Agreement, to the General Partner and Unitholders. Cash distributions per Unit amounts above do not include Available Cash Flow resulting from the operations of ECMC prior to July 22, 1993, the date the transfer was completed.
(3) Includes accrued expenses under employee benefit plans due after one year and debt.
(4) Unit and per Unit amounts for all periods presented reflect a two-for-one Unit split effective February 22, 1993.
(5) Assets under management exclude certain non-discretionary advisory relationships. Assets under management for 1994 and prior years have been restated.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Alliance Capital Management L.P. (the "Partnership") derives substantially all of its revenues and net income from fees for investment advisory, distribution and other services provided to the Alliance mutual funds and from fees for investment advisory services provided to institutional clients and The Equitable Life Assurance Society of the United States ("ELAS"), a wholly-owned subsidiary of The Equitable Companies Incorporated ("Equitable"), and certain other ELAS affiliates. The Alliance mutual funds consist of a broad range of open-end load and closed-end mutual funds ("mutual funds"), The Hudson River Trust ("HRT"), and cash management products, including money market funds and deposit accounts. The Partnership offers a diversified range of investment management products and services to meet the varied needs and objectives of individual and institutional investors.
     The Partnership's investment advisory and services fees, the largest component of the Partnership's revenues, are generally calculated as a small percentage of the value of assets under management and vary with the type of account managed. Fee income is, therefore, affected by changes in assets under management, including market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchases and redemptions of mutual fund shares, and shifts of assets between accounts or products with different fee structures. Investment advisory agreements for certain accounts provide for performance fees in addition to a base fee. Performance fees are earned when investment performance exceeds a contractually agreed upon benchmark and, accordingly, may increase the volatility of the Partnership's revenues and earnings.
     The most significant developments during 1995 were the substantial increase in U.S. equity markets, the marked improvement in both domestic and international fixed income markets and the increase in mutual fund sales. Assets under management grew to $146.5 billion at December 31, 1995, an increase of $27.2 billion or 22.8% from December 31, 1994, primarily as a result of market appreciation and net Alliance mutual fund sales. Alliance mutual fund sales for 1995 were approximately $11.4 billion compared to sales of $10.4 billion in 1994. The increase in Alliance mutual fund sales, primarily equity mutual funds and cash management products, combined with a decline in mutual fund redemptions in 1995, resulted in net Alliance mutual fund sales of $4.4 billion compared to $2.2 billion in 1994.
     Acquisitions in 1994 and 1993 also contributed to the growth. During 1994, the Partnership completed the acquisition of Shields Asset Management, Incorporated ("Shields") and its wholly-owned subsidiary, Regent Investor Services Incorporated ("Regent"), which increased assets under management at the date of acquisition by $7.8 billion and significantly expanded the Partnership's presence in the multi-employer, or Taft-Hartley, pension market and the individual "wrap fee" business. The acquisition was accounted for under the purchase method and the results of Shields and Regent are included in the Partnership's consolidated financial statements from the acquisition date. During 1993, the Partnership acquired the business and substantially all of the assets of Equitable Capital Management Corporation ("ECMC"), an indirect wholly-owned subsidiary of Equitable. The acquisition of ECMC increased the Partnership's assets under management at the date of acquisition by $36.6 billion. The Partnership accounted for the acquisition in a manner similar to the pooling of interests method and, accordingly, all financial data for periods prior to the acquisition have been restated to include the operations of ECMC.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

(Dollars & Units in millions,
except per Unit amounts)                           1995       1994     % Change     1994      1993    % Change
- -------------------------------------------------------------------------------------------------------------
Net income                                        $155.4     $133.5        16.4%   $133.5     $69.6      91.8%
Net income per Unit                               $ 1.89     $ 1.70        11.2    $ 1.70     $0.96      77.1
Weighted average number of Units
 and Unit equivalents outstanding                   81.6       77.9         4.7      77.9      72.1       8.0
Operating margin                                    26.1%      23.6%                 23.6%     24.2%
- -------------------------------------------------------------------------------------------------------------

     Net income for 1995 increased by 16.4% from 1994 primarily due to a 9.7% increase in investment advisory and services fees resulting from higher average assets under management, and a modest 2.9% increase in operating expenses. The Partnership's operating margins improved significantly from the prior year. Net income for 1994 increased to $133.5 million compared to $69.6 million for 1993. Net income for 1993 included nonrecurring expenses aggregating $40.8 million related to the acquisition of ECMC and a $0.9 million tax benefit resulting from a change in the method of accounting for income taxes. Excluding these nonrecurring items, net income for 1994 increased $25.8 million or 23.9% from $107.7 million for 1993.

Assets Under Management ($ billions)              12/31/95   12/31/94   % Change   12/31/94   12/31/93  % Change
- -------------------------------------------------------------------------------------------------------------
Alliance mutual funds:
 Mutual funds                                     $ 23.0     $ 20.6       11.7%    $ 20.6     $ 22.1      (6.8)%
 Cash management products                           13.8        9.1       51.6        9.1        8.1      12.3
 Hudson River Trust                                 12.0        8.4       42.9        8.4        7.2      16.7
- -------------------------------------------------------------------------------------------------------------
                                                    48.8       38.1       28.1       38.1       37.4       1.9
- -------------------------------------------------------------------------------------------------------------
Other affiliated clients                            22.9       21.0        9.0       21.0       20.9       0.5
Institutional                                       74.8       60.2       24.3       60.2       55.7       8.1
- -------------------------------------------------------------------------------------------------------------
  Total                                           $146.5     $119.3       22.8%    $119.3     $114.0       4.6%
- -------------------------------------------------------------------------------------------------------------

Average Assets Under Management ($ billions)        1995       1994     % Change      1994       1993   % Change
- -------------------------------------------------------------------------------------------------------------
 Alliance mutual funds                            $ 44.2     $ 40.1       10.2%    $ 40.1     $ 32.1      24.9%
 Other affiliated clients                           22.0       20.7        6.3       20.7       19.7       5.1
 Institutional                                      66.2       59.7       10.9       59.7       53.9      10.8
- -------------------------------------------------------------------------------------------------------------
  Total                                           $132.4     $120.5        9.9%    $120.5     $105.7      14.0%
- -------------------------------------------------------------------------------------------------------------

     Assets under management at December 31, 1995 were $146.5 billion, an increase of $27.2 billion or 22.8% from December 31, 1994. Mutual fund assets under management at December 31, 1995 were $48.8 billion, an increase of $10.7 billion or 28.1% from December 31, 1994, due principally to market appreciation of $6.3 billion and net sales of cash management products and HRT shares of $4.7 billion and $1.2 billion, respectively. These increases were partially offset by net mutual fund redemptions of $1.5 billion, principally net redemptions experienced by the Partnership's fixed income mutual funds. Other affiliated assets, primarily the General Accounts of ELAS and its insurance subsidiaries ("General Accounts"), increased $1.9 billion from December 31, 1994 due principally to net asset additions of $1.7 billion and market appreciation of $0.2 billion. Institutional assets under management increased $14.6 billion principally due to market appreciation of $15.9 billion offset partially by net institutional asset withdrawals of $1.3 billion.
     Assets under management at December 31, 1994 were $119.3 billion, an increase of $5.3 billion or 4.6% from December 31, 1993. The increase was attributable to an increase of $7.8 billion from the acquisition of Shields and Regent and net mutual fund sales of $2.2 billion, offset partially by market depreciation of $4.7 billion, primarily in fixed income mutual funds. Excluding the effects of market depreciation and the Shields and Regent acquisition, the Partnership's institutional and other affiliated clients' assets under management remained essentially unchanged from 1993.

Revenues

($ millions)                              1995          1994      % Change      1994      1993   % Change
- -------------------------------------------------------------------------------------------------------------
Investment advisory and services fees:
 Alliance mutual funds                  $232.7        $211.2        10.2%     $211.2    $167.0     26.5%
 Other affiliated clients                 44.0          41.8         5.3        41.8      37.2     12.4
 Institutional clients                   179.9         163.2        10.2       163.2     146.5     11.4
Distribution plan fees from
 Alliance mutual funds                   128.7         135.6        (5.1)      135.6     105.3     28.8
Shareholder servicing and
 administration fees                      43.4          40.6         6.9        40.6      32.9     23.4
Other revenues                            10.6           8.6        23.3         8.6      10.6    (18.9)
- -------------------------------------------------------------------------------------------------------------
 Total Revenues                         $639.3        $601.0         6.4%     $601.0    $499.5     20.3%
- -------------------------------------------------------------------------------------------------------------

     Investment advisory and services fees were $456.6 million in 1995, an increase of $40.4 million or 9.7% as compared to 1994. Investment advisory and services fees were $416.2 million in 1994, an increase of $65.5 million or 18.7% over 1993.
     Investment advisory and services fees from Alliance mutual funds increased by $21.5 million or 10.2% for 1995 primarily as a result of a 10.2% increase in average assets under management. Investment advisory and services fees from Alliance mutual funds increased by $44.2 million or 26.5% from 1993 to 1994 primarily as a result of higher average assets under management of 24.9% in 1994.
     Investment advisory and services fees from other affiliated advisory clients, primarily the General Accounts, increased for 1995 due principally to an increase in performance fees. Other affiliated advisory fees increased in 1994 due to higher average assets under management and an increase in performance fees.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     Investment advisory and services fees from new institutional accounts and client contributions to existing accounts during the three year period were less than fees lost due to institutional account terminations and asset withdrawals. However, the increase in fees resulting from significant market appreciation more than offset the reduction in fees due to net client asset withdrawals. Investment advisory and services fees from institutional clients increased for both 1995 and 1994, due to an increase in average assets under management of 10.9% and 10.8%, respectively. The increases in institutional assets resulted primarily from market appreciation and the Shields and Regent acquisition in March 1994. Performance fees earned on other affiliated and institutional accounts aggregated $18.1 million, $18.0 million, and $16.7 million in 1995, 1994 and 1993, respectively.
     The Partnership's subsidiary, Alliance Fund Distributors, Inc. ("AFD"), acts as distributor of its sponsored mutual funds and receives distribution plan fees from those funds in reimbursement of distribution expenses it incurs. Distribution plan fees decreased for 1995 primarily as a result of lower average fixed income mutual fund assets attributable to Class B and Class C Shares under its mutual fund distribution system (the "System") (see "Capital Resources and Liquidity"). This decrease was principally due to net redemptions of fixed income mutual fund shares during the latter part of 1994 and early 1995. Distribution plan fees increased in 1994 due to substantially higher average mutual fund assets attributable to strong sales of Class B Shares through the first quarter of 1994 and the introduction of Class C Shares during the second quarter of 1993.
     The Partnership's subsidiary, Alliance Fund Services, Inc. ("AFS"), provides administrative and transfer agency services to its sponsored mutual funds and money market funds. In connection with the investment advisory services it provides to the General Accounts of ELAS and its insurance subsidiaries, the Partnership provides ancillary regulatory accounting and reporting services. Increases in shareholder servicing and administration fees were principally due to increases in the number of mutual fund shareholder accounts serviced by AFS. The number of shareholder accounts serviced increased to approximately 2.0 million as of December 31, 1995 from 1.7 million and 1.5 million as of December 31, 1994 and 1993, respectively.
     Other revenues consist primarily of interest, dividends and commissions on the sale of Class A Shares under the System. The increase in other revenues for 1995 was due principally to the increase in interest earned on short-term investments from higher average balances. Other revenues decreased for 1994 primarily as a result of lower commissions on sales of Class A Shares.

Expenses

($ millions)                              1995        1994         % Change      1994       1993        % Change
- ----------------------------------------------------------------------------------------------------------------
Employee compensation and benefits      $172.2      $173.6           (0.8)%    $173.6     $149.3          16.3%
Promotion and servicing                  201.2       198.7            1.3       198.7      145.7          36.4
General and administrative                88.9        70.7           25.7        70.7       66.0           7.1
Interest                                   1.2         7.6          (84.2)        7.6       10.6         (28.3)
Amortization of intangible assets          8.7         8.5            2.4         8.5        7.0          21.4
Nonrecurring expenses                      0.0         0.0            -           0.0       40.8        (100.0)
- ----------------------------------------------------------------------------------------------------------------
 Total Expenses                         $472.2      $459.1            2.9%     $459.1     $419.4           9.5%
- ----------------------------------------------------------------------------------------------------------------

     Employee compensation and benefits, which represent approximately 37.0% of total expenses, include salaries, commissions, fringe benefits and incentive compensation based on profitability. Provisions for future payments to be made under certain deferred compensation arrangements and for non-cash compensation expense resulting from the vesting of Units issued or sold to key employees at a discount from fair market value are also included in employee compensation and benefits expense.
     Employee compensation and benefits decreased for 1995 primarily as a result of a reduction in the number of full-time employees. This decrease was partially offset by related severance costs and salary increases. Employee compensation and benefits increased for 1994 principally due to an increase in full-time employees as a result of the Shields and Regent acquisition and the expansion of the Partnership's mutual fund business and its fixed income and global research capabilities. Higher incentive compensation resulting from increased operating earnings also contributed to the increase in employee compensation and benefits. The Partnership had 1,339 full-time employees at December 31,1995 compared to 1,461 and 1,284 at December 31, 1994 and 1993, respectively.
     Promotion and servicing expenses, which represent approximately 43% of total expenses, include payments made to financial intermediaries for distribution of the Partnership's sponsored mutual funds and cash management services products and amortization of deferred sales commissions paid to financial intermediaries under the System. Also included in this expense category are travel and entertainment, advertising, promotional materials, and investment meetings and seminars for financial intermediaries that distribute the Partnership's mutual fund products. Promotion and servicing expenses for 1995 increased primarily due to increased distribution plan payments resulting from higher average cash management and equity mutual fund assets under management. This increase was offset by reductions in other promotional expenditures.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     Promotion and servicing expenses increased during 1994 attributable to higher distribution plan payments due to higher average mutual fund asset levels resulting from net sales of Class B and Class C Shares through the first quarter of 1994. Amortization of deferred sales commissions increased in 1994 due to continued sales of Class B Shares. Other promotional expenditures increased primarily as a result of costs associated with a new mutual fund advertising campaign and the launching of a large closed-end fund during 1994.
     General and administrative expenses, which represent approximately 19% of total expenses, are costs related to the operation of the business, including professional fees, occupancy, communications, equipment and similar expenses. General and administrative expenses increased for 1995 due principally to higher legal fees attributable to pending litigation and expenses incurred in connection with certain technology initiatives, as well as higher occupancy costs resulting from the Partnership's expansion at its New York headquarters and foreign offices. General and administrative expenses increased for 1994 primarily as a result of higher occupancy costs and increases in sub-advisory and administration fees related to the Partnership's sponsored closed-end mutual funds.
     Interest expense is incurred on the Partnership's borrowings and on deferred compensation owed to employees. Interest expense decreased for 1995 and 1994 due to lower average borrowings resulting from the repayment of the Partnership's senior notes during August 1994.
     Amortization of intangible assets is primarily attributable to the acquisition of ACMC, Inc., the predecessor of the Partnership by ELAS during 1985 and the Shields and Regent acquisition in March 1994. Amortization of intangibles increased due to the amortization of goodwill incurred in connection with the acquisition of Shields and Regent.
     The Partnership generally is not subject to Federal, state and local income taxes, with the exception of the New York City unincorporated business tax, which is currently inposed at a rate of 4%. Domestic subsidiaries of the Partnership are subject to Federal, state and local income taxes.
Subsidiaries organized and operating outside the United States are generally subject to taxes in the foreign jurisdictions where they are located. Current law provides that the Partnership will be taxable as a corporation beginning in 1998. The 1995 provision for income taxes increased primarily as a result of the increase in taxable income for the Partnership and certain of its domestic corporate subsidiaries. The 1994 provision for income taxes decreased from 1993 since the 1993 amount includes corporate income tax expense resulting from ECMC's operations prior to its acquisition by the Partnership at the historical effective tax rate of approximately 46%.

Capital Resources and Liquidity

Partners' capital was $406.7 million at December 31, 1995, an increase of $25.4 million or 6.7% from $381.3 million at December 31, 1994. Partners' capital at December 31, 1994 increased $167.3 million or 78.2% from $214.0 million at December 31, 1993. The significant increase in partners' capital during 1994 was primarily attributable to the sale of newly-issued Units for $150.0 million in cash to several institutional investors, including $50.0 million to ELAS.
     Cash flow from operations, proceeds from the sale of Units and proceeds from issuance of debt have been the Partnership's principal sources of working capital. Cash flow from operations was the Partnership's principal source of working capital during the year ended December 31, 1995. The Partnership's cash and cash equivalents increased by $72.1 million. Cash inflows included $200.6 million from operations, $14.6 million from net sales of investments and $5.6 million of proceeds from exercises of Unit options. Cash outflows included $141.3 million in distributions to Unitholders and $7.6 million in capital expenditures.
     The Partnership's mutual fund distribution system (the "System") includes three distribution options. The System permits the Alliance mutual funds to offer investors the option of purchasing shares (a) subject to a conventional front-end sales charge ("Class A Shares"), (b) without a front-end sales charge but subject to a contingent deferred sales charge payable by shareholders ("CDSC") and higher distribution fees payable by the funds ("Class B Shares"), or (c) without either a front-end sales charge or the CDSC but with higher distribution fees payable by the funds ("Class C Shares"). If a shareholder purchases Class A Shares, AFD compensates the financial intermediary distributing the fund from the front-end sales charge paid by the shareholder at the time of each sale. If a shareholder purchases Class B Shares, AFD does not collect a front-end sales charge even though it is obligated to compensate the financial intermediary at the time of sale. Payments made to financial intermediaries in connection with the sale of Class B shares under the System, net of CDSC received, totaled approximately $41.7 million and $69.3 million during 1995 and 1994, respectively. Management of the Partnership believes AFD will recover the payments made to financial intermediaries from the higher distribution fees and CDSC it receives under the Class B Shares over periods not exceeding 5 1/2 years. If a shareholder purchases Class C Shares, AFD does not collect a front-end sales charge or CDSC and does not compensate the financial intermediary at the time of sale but the entire amount of the distribution fees received by AFD applicable to Class C Shares is paid to the financial intermediary.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     On December 6, 1994, Orange County, California filed a petition in bankruptcy under the Federal Bankruptcy Code. Due to the continuing uncertainty regarding the financial condition of Orange County, California, the Partnership purchased all remaining Tax and Revenue Anticipation Notes Series A issued by Orange County, California (the "Orange County Obligations") from two of its sponsored money market fund portfolios on July 19, 1995 for approximately $21.3 million. During the fourth quarter of 1995, the Partnership sold all of its Orange County Obligations.
     During 1994, the Partnership established a $100 million revolving credit facility with several banks. The Partnership also authorized a $100 million commercial paper program, and entered into a three-year $100 million revolving credit facility with a group of commercial banks to support the program during 1994. As of December 31, 1995, the Partnership had not issued any commercial paper and there were no amounts outstanding under the Partnership's revolving credit facilities. During February 1996, the Partnership's existing revolving credit facilities were terminated and replaced by a new $250 million five-year revolving credit facility. The new revolving credit facility will be used to provide backup liquidity for the commercial paper program and is available to fund commission payments to financial intermediaries for the sale of Class B Shares under the System, for acquisitions and for general working capital purposes.
     The Partnership's substantial equity base and access to public and private debt, at competitive interest rates and other terms, should provide adequate liquidity for its general business needs. Management of the Partnership believes that cash flow from operations and the issuance of debt and Units will provide the Partnership with the financial resources to take advantage of strategic growth opportunities, to finance capital requirements for mutual fund sales and to meet the Partnership's other capital requirements.


Commitments and Contingencies

The Partnership's capital commitments, which consist primarily of operating leases for office space, furniture and equipment, are generally funded from future operating cash flows.
     On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), the Partnership and certain other defendants affiliated with the Partnership alleging violations of federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint seeks certification of a plaintiff class of all persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994. A similar complaint was filed on November 7, 1995 and was subsequently consolidated with the Complaint.
     The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment policies and objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1995, the defendants jointly filed a motion to dismiss the Complaint. A decision in respect of this motion is pending. The Partnership believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims.

     On February 29, 1996, the Partnership acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") in exchange for 1,764,115 Units, $84.9 million in cash, notes in the aggregate principal amount of $21.5 million which are payable ratably over the next four years, and substantial additional consideration which will be determined at a later date. The acquisition of Cursitor increased assets under management by approximately $10 billion. The Cursitor acquisition was financed principally from proceeds from the sale of the Partnership's short-term investments and the issuance of the new Units.


Changes in Accounting Principles

As more fully discussed in Note 12 to the consolidated financial statements, on January 1, 1993, the Partnership adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." The cumulative effect of the accounting change was a one-time deferred income tax benefit of $0.9 million or $.01 per Unit, net of a valuation allowance of $8.1 million or $.14 per Unit.
     The Partnership adopted Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities" and Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" on December 31, 1994 and 1995, respectively. The adoption of SFAS 115 and SFAS 121 did not have a material impact on the consolidated financial statements.
     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation." The Partnership currently applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its Unit option grants. Accordingly, the Partnership has not recognized any related compensation expense. Beginning with financial statements for 1996, the Partnership will be required to make certain additional disclosures as if the fair value based method of accounting defined in SFAS No. 123 had been applied to the Partnership's Unit option grants made subsequent to 1994.


Cash Distributions

The Partnership is required to distribute all of its Available Cash Flow, as defined in the Partnership Agreement, to the General Partner and Unitholders (including the holder of the Class A Limited Partnership Interest based on Units issuable upon conversion of the Class A Limited Partnership Interest). The Partnership's Available Cash Flow and Distributions per Unit for the years ended December 31, 1995, 1994 and 1993 was as follows:

Available Cash Flow                     1995          1994          1993
- ------------------------------------------------------------------------
Available Cash Flow (in thousands): $148,937      $127,710       $98,761
Distributions per Unit                 $1.82         $1.64         $1.50
- ------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31 (in thousands)

                                                                                   1995          1994
- -----------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                      $124,256      $ 52,199
Fees receivable:
  Alliance mutual funds                                                          36,840        31,366
  Other affiliated clients                                                        2,006        14,238
  Institutional clients                                                          46,766        39,265
Receivable from brokers and dealers for sale of shares of Alliance mutual funds  26,651        17,984
Investments, available-for-sale                                                  35,375        49,763
Furniture, equipment and leasehold improvements, net                             44,208        43,830
Intangible assets, net                                                           84,209        92,962
Deferred sales commissions, net                                                 149,583       158,343
Other assets                                                                     25,164        18,419
- -----------------------------------------------------------------------------------------------------
Total assets                                                                   $575,058      $518,369
- -----------------------------------------------------------------------------------------------------
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued expenses                                        $ 75,584      $ 59,784
  Payable to Alliance mutual funds for share purchases                           45,217        32,507
  Accrued expenses under employee benefit plans                                  44,086        40,878
  Debt                                                                            3,462         3,871
- -----------------------------------------------------------------------------------------------------
Total liabilities                                                               168,349       137,040
- -----------------------------------------------------------------------------------------------------
Commitments and contingencies
Partners' Capital:
  General Partner                                                                 4,417         4,176
  Limited partners; 81,159,751 and 80,554,308 Units issued and outstanding,
    including Class A Limited Partnership Interest, respectively                437,283       413,454
- -----------------------------------------------------------------------------------------------------
                                                                                441,700       417,630
  Less:
    Capital contributions receivable from General Partner                        25,396        23,172
    Deferred compensation expense                                                 9,500        12,500
    Unrealized loss on investments                                                   95           629
- -----------------------------------------------------------------------------------------------------
Total partners' capital                                                         406,709       381,329
- -----------------------------------------------------------------------------------------------------
Total liabilities and partners' capital                                        $575,058      $518,369
- -----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

     For the Years Ended December 31 (in thousands, except per Unit amounts)

                                                                    1995           1994          1993
- -----------------------------------------------------------------------------------------------------
Revenues:
  Investment advisory and services fees:
    Alliance mutual funds                                       $232,730       $211,169      $167,043
    Other affiliated clients                                      43,978         41,805        37,212
    Institutional clients                                        179,872        163,171       146,509
  Distribution plan fees from Alliance mutual funds              128,733        135,613       105,260
  Shareholder servicing and administration fees                   43,383         40,593        32,932
  Other revenues                                                  10,559          8,601        10,561
- -----------------------------------------------------------------------------------------------------
                                                                 639,255        600,952       499,517
- -----------------------------------------------------------------------------------------------------
Expenses:
  Employee compensation and benefits                             172,202        173,649       149,295
  Promotion and servicing:
    Distribution plan payments to financial intermediaries:
      Affiliated                                                  23,710         20,442        13,722
      Unaffiliated                                                87,044         84,054        65,445
    Amortization of deferred sales commissions                    50,501         51,547        36,237
    Other                                                         39,959         42,701        30,233
  General and administrative                                      88,889         70,731        66,023
  Amortization of intangible assets                                8,747          8,450         6,975
  Interest                                                         1,192          7,572        10,619
  Nonrecurring transaction expenses                                    -              -        40,842
- -----------------------------------------------------------------------------------------------------
                                                                 472,244        459,146       419,391
- -----------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
  of accounting change                                           167,011        141,806        80,126
Income taxes                                                      11,624          8,317        11,466
- -----------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change             155,387        133,489        68,660
Cumulative effect of change in accounting for income taxes             -              -           900
- -----------------------------------------------------------------------------------------------------
Net income                                                      $155,387       $133,489     $  69,560
- -----------------------------------------------------------------------------------------------------
Earnings per Unit:
  Income before cumulative effect of accounting change             $1.89          $1.70         $0.95
  Cumulative effect of change in accounting for income taxes           -              -          0.01
- -----------------------------------------------------------------------------------------------------
Net income per Unit                                                $1.89          $1.70         $0.96
- -----------------------------------------------------------------------------------------------------
Weighted average Units outstanding                                81,558         77,941        72,085
- -----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                 For the Years Ended December 31 (in thousands)


                                         General       Limited       Capital       Deferred         Unrealized          Total
                                       Partner's     Partners' Contributions   Compensation     Gain (Loss) on      Partners'
                                         Capital       Capital    Receivable        Expense        Investments        Capital
- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992             $ 1,812     $ 179,398      $(19,746)       $  (838)              $  -      $ 160,626
  Net income                                 696        68,864                                                         69,560
  Cash distributions to partners
    ($1.42 per Unit)                        (878)      (86,914)                                                       (87,792)
  Amortization of deferred
    compensation expense                                                                726                               726
  Capital contributions from
    General Partner                                                      666                                              666
  Compensation plan accrual                   22         2,221        (2,243)                                               -
  Proceeds from sale of Units                500        49,500                                                         50,000
  Issuance of Units to employees             128        12,712                                                         12,840
  Proceeds from Unit options exercised        44         4,320                                                          4,364
  Excess of liabilities not assumed over
    assets not acquired from ECMC             26         2,502                                                          2,528
  Foreign currency translation
    adjustment                                 5           522                                                            527
- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993               2,355       233,125       (21,323)          (112)                 -        214,045
  Net income                               1,335       132,154                                                        133,489
  Cash distributions to partners
    ($1.64 per Unit)                      (1,240)     (122,745)                                                      (123,985)
  Amortization of deferred
    compensation expense                                                              2,612                             2,612
  Capital contributions from
    General Partner                                                      695                                              695
  Compensation plan accrual                   25         2,519        (2,544)                                               -
  Proceeds from sale of Units              1,500       148,500                                                        150,000
  Issuance of Units to employees             150        14,850                      (15,000)                                -
  Proceeds from Unit options exercised        45         4,475                                                          4,520
  Unrealized loss on investments                                                                          (629)          (629)
  Foreign currency translation
    adjustment                                 6           576                                                            582
- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994               4,176       413,454       (23,172)       (12,500)              (629)       381,329
  Net income                               1,554       153,833                                                        155,387
  Cash distributions to partners
    ($1.73 per Unit)                      (1,413)     (139,906)                                                      (141,319)
  Amortization of deferred
    compensation expense                                                              3,000                             3,000
  Capital contributions from
    General Partner                                                      781                                              781
  Compensation plan accrual                   30         2,975        (3,005)                                               -
  Issuance of Units to employees              19         1,901                                                          1,920
  Proceeds from Unit options exercised        56         5,500                                                          5,556
  Unrealized gain on investments                                                                           534            534
  Foreign currency translation
    adjustment                                (5)         (474)                                                          (479)
- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995             $ 4,417     $ 437,283      $(25,396)      $ (9,500)             $ (95)     $ 406,709
- -----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended December 31 (in thousands)



                                                                                   1995          1994           1993
- --------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                  $ 155,387     $ 133,489       $ 69,560
  Adjustments to reconcile net income to net cash provided
    from operating activities:
    Amortization and depreciation                                                67,350        67,690         50,503
    Other, net                                                                    5,918         5,857            937
    Nonrecurring transaction expenses                                                 -             -         15,442
    Changes in assets and liabilities:
      (Increase) in fees receivable from Alliance mutual funds                   (5,457)       (1,711)        (4,069)
      (Increase) decrease in fees receivable from other affiliated clients       12,232         6,796         (6,330)
      (Increase) decrease in fees receivable from institutional clients          (7,549)        1,212         (6,689)
      (Increase) decrease in receivable from brokers and dealers for sale
         of shares of Alliance mutual funds                                      (8,667)       85,937        (78,379)
      (Increase) in deferred sales commissions                                  (41,740)      (69,332)       (75,300)
      (Increase) in other assets                                                 (6,273)       (2,841)        (6,819)
      Increase in accounts payable and accrued expenses                          16,469         1,157         24,093
      Increase (decrease) in payable to Alliance mutual funds for
         share purchases                                                         12,710      (113,177)       109,995
      Increase in accrued expenses under employee benefit
         plans, less deferred compensation                                          207         2,687          2,136
- --------------------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                                     200,587       117,764         95,080
- --------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of investments                                                       (94,547)      (50,978)       (57,562)
  Proceeds from sale of investments                                             109,138        57,138         40,602
  Purchase of business                                                                -       (73,570)             -
  Additions to furniture, equipment and leasehold improvements                   (7,644)      (21,210)        (7,323)
- --------------------------------------------------------------------------------------------------------------------
Net cash provided from (used in) investing activities                             6,947       (88,620)       (24,283)
- --------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of debt                                                    106       100,120             20
  Repayment of debt                                                                (178)     (205,234)       (20,223)
  Distributions to partners                                                    (141,319)     (123,985)       (87,792)
  Proceeds from sale of Units                                                         -       150,000         51,284
  Capital contributions from General Partner                                        781           695            666
  Proceeds from Unit options exercised                                            5,556         4,520          4,364
- --------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                          (135,054)      (73,884)       (51,681)
- --------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       (423)          624            412
- --------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             72,057       (44,116)        19,528
Cash and cash equivalents at beginning of the year                               52,199        96,315         76,787
- --------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                                  $ 124,256     $  52,199       $ 96,315
- --------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization

Alliance Capital Management L.P. (the "Partnership") and its consolidated subsidiaries provide diversified investment management services to institutional clients, The Equitable Life Assurance Society of the United States ("ELAS"), a wholly-owned subsidiary of The Equitable Companies Incorporated ("Equitable"), and certain of their subsidiaries and affiliates and through various investment vehicles, to individual investors. The institutional investment management business consists primarily of the active management of equity and fixed income client accounts. The institutional clients include corporate and public employee pension funds, the general and separate accounts of ELAS and its insurance company subsidiaries, endowment funds, and other domestic and foreign institutions. The individual investor services business, which developed as a diversification of the institutional investment management business, consists of the management, distribution and servicing of its sponsored mutual funds and cash management products, including money market funds and deposit accounts ("Alliance mutual funds").
     The Partnership is a registered investment adviser under the Investment Advisers Act of 1940. Alliance Capital Management Corporation ("Alliance"), an indirect wholly-owned subsidiary of Equitable, owns a 1% general partnership interest in the Partnership. At December 31, 1995, Equitable was the beneficial owner of approximately 58.7% of the units representing assignments of beneficial ownership of limited partnership interests ("Units"), including 100,000 Units issuable upon conversion of the Class A Limited Partnership Interest.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Partnership's consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of the consolidated financial statements requires management of the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reported periods. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Partnership and its majority-owned subsidiaries. The equity method of accounting is used for unconsolidated subsidiaries in which the Partnership's ownership interests range from 20 to 50 percent and the Partnership exercises significant influence over operating and financial policies. All significant intercompany transactions and balances among the consolidated entities have been eliminated.

Cash and Cash Equivalents

Highly liquid debt instruments with a maturity of three months or less are considered cash equivalents. Due to the short-term maturity of these instruments, their recorded value approximates fair value.

Investments

The Partnership's investments, principally investments in Alliance mutual funds, are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from earnings and reported as a separate component of partners' capital. Fair values of investments in Alliance mutual funds are based on the last reported net asset value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight line basis over the estimated useful lives of eight years for furniture and three to six years for equipment. Leasehold improvements are amortized on a straight line basis over the lesser of their estimated useful lives or the terms of the related leases.

Intangible Assets

Intangible assets, consisting principally of goodwill and client files, are being amortized on a straight line basis over estimated useful lives ranging from twelve to forty years. The Partnership evaluates the potential impairment of its intangible assets by comparing the undiscounted cash flows expected to be realized from those intangible assets to their recorded values and has determined that there is no impairment.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the periods of time estimated by management of the Partnership during which deferred sales commissions are expected to be recovered from distribution plan payments received from certain Alliance mutual funds and contingent deferred sales charges received from shareholders of those Alliance mutual funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Revenue Recognition and Mutual Fund Underwriting Activities

Investment advisory and services fees are recorded as revenue as the related services are performed and earned. Purchases and sales of shares of Alliance mutual funds in connection with the underwriting activities of the Partnership's subsidiaries, including related commission income, are recorded on trade date. Receivables from brokers and dealers for sale of shares of Alliance mutual funds are generally realized within three business days from trade date, in conjunction with the settlement of the related payables to Alliance mutual funds for share purchases.

Foreign Currency Translation

Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into United States dollars are accumulated in partners' capital. Net foreign currency gains and losses for the three year period ended December 31, 1995 were not material.

Unit and Per Unit Data

Unit and per Unit amounts reflect a two-for-one Unit split effective February 22, 1993.

Cash Distributions to Partners

The Partnership is required to distribute all of its Available Cash Flow, as defined in its Partnership Agreement, to the General Partner and Unitholders. Distributions do not include cash flows resulting from the operations of Equitable Capital Management Corporation ("ECMC") prior to July 22, 1993, the date ECMC was acquired by the Partnership.

Reclassifications

Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. Acquisitions

During 1996, the Partnership acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for $84.9 million in cash, 1,764,115 Units, 6% notes aggregating $21.5 million payable ratably over four years and substantial additional consideration which will be determined at a later date.
     On March 7, 1994, the Partnership completed the acquisition of the business and substantially all of the assets of Shields Asset Management, Incorporated ("Shields") and its wholly-owned subsidiary, Regent Investor Services Incorporated ("Regent"), from Xerox Financial Services, Inc. for a purchase price of approximately $74 million in cash. In addition, the Partnership issued 645,160 new Units to key employees of Shields and Regent having an aggregate fair market value of approximately $15 million in connection with the employees entering into long-term employment agreements. The aggregate fair market value of the Units is being amortized as employee compensation expense ratably over five years. The acquisition was accounted for under the purchase method and the results of Shields and Regent are included in the Partnership's consolidated financial statements from the acquisition date. Goodwill of $70.6 million was recorded representing the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pro forma financial information for the year ended December 31, 1993 reflecting the effects of the acquisition are not presented because they would not be materially different from the actual results reported.
     On July 22, 1993, the Partnership acquired the business and substantially all of the assets of ECMC, an indirect wholly-owned subsidiary of Equitable, in exchange for 11.8 million newly issued Units and a newly created Class A Limited Partnership Interest convertible initially into 100,000 Units. Up to $25 million in additional Units may be issued under the Class A Limited Partnership Interest to reflect the receipt by the Partnership of certain performance fees through March 1998. The Partnership also sold 2,380,952 newly issued Units to ACMC, Inc., an indirect wholly-owned subsidiary of Equitable, for $50 million in cash to provide for working capital and other needs. The acquisition was accounted for in a manner similar to the pooling of interests method. Accordingly, all consolidated financial information for 1993 has been restated to include the results of operations of ECMC.
     Assets and liabilities of ECMC acquired or assumed by the Partnership aggregated (unaudited) $43,049,000 and $17,073,000, respectively. The aggregate revenues and net loss of ECMC included in the Partnership's 1993 results of operations are as follows (in thousands):

                                          Period From
                                      January 1, 1993
                                     to July 22, 1993
                                           (unaudited)
- ------------------------------------------------------
Revenues:
  Partnership                                $201,342
  ECMC                                         50,708
- ------------------------------------------------------
                                             $252,050
- ------------------------------------------------------
Net income (loss):
  Partnership                                $ 17,457
  ECMC                                         (5,064)
- ------------------------------------------------------
                                             $ 12,393
- ------------------------------------------------------

4. Net Income Per Unit

Net income per Unit is derived by reducing net income for each period by 1% for the general partnership interest held by the General Partner and dividing the remaining 99% by the weighted average number of Units outstanding and Unit equivalents and Units issuable upon conversion of the Class A Limited Partnership Interest during each period.

5. Investments

At December 31, 1994, certain money market fund portfolios ("Portfolios") sponsored by the Partnership owned $30.0 million principal amount of Tax and Revenue Anticipation Notes Series A issued by Orange County, California due July 19, 1995 ("Orange County Obligations"). On December 6, 1994, Orange County filed a petition in bankruptcy under the Federal Bankruptcy Code. Due to the continuing uncertainty regarding the financial condition of Orange County, California, the Partnership purchased all remaining Orange County Obligations held by the Portfolios on July 19, 1995 for approximately $21.3 million. The Partnership sold the Orange County Obligations during the fourth quarter of 1995.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are comprised of the following (in thousands):

                                                                December 31,
                                                             1995           1994
- --------------------------------------------------------------------------------
Furniture and equipment                                    $35,041       $30,262
Leasehold improvements                                      41,085        38,391
- --------------------------------------------------------------------------------
                                                            76,126        68,653
Less: Accumulated depreciation and amortization             31,918        24,823
- --------------------------------------------------------------------------------
Furniture, equipment and leasehold improvements, net       $44,208       $43,830
- --------------------------------------------------------------------------------

7. Debt

The Partnership established a $100,000,000 revolving credit facility with several banks during 1994. The revolving credit facility converts on March 31, 1997 into a term loan repayable in quarterly installments through March 31, 1999. Outstanding borrowings generally bear interest at the Eurodollar rate plus
 .875% per annum through March 31, 1997 and at the Eurodollar rate plus 1.125% per annum after conversion through March 31, 1999. In addition, a quarterly commitment fee of .25% per annum is paid on the average daily unused amount. At December 31, 1995, there were no amounts outstanding under the facility.
     During 1994, the Partnership also established a $100,000,000 commercial paper program and entered into a three-year $100,000,000 revolving credit facility with a group of commercial banks to support commercial paper to be issued under the program and for general corporate purposes. Amounts outstanding under the facility bear interest at an annual rate ranging from the Eurodollar rate plus .225% to the Eurodollar rate plus .2875%. A fee of .125% per annum is paid quarterly on the entire facility. As of December 31, 1995, the Partnership had not issued any commercial paper and there were no amounts outstanding under the revolving credit facility.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The revolving credit facilities contain covenants which require the Partnership to, among other things, meet certain financial ratios. The Partnership was in compliance with the covenants at December 31, 1995.
     At December 31, 1995 and 1994, debt includes promissory notes with aggregate outstanding principal amounts of $3,324,000 and $3,658,000, respectively, issued to certain investment partnerships for which a subsidiary of the Partnership serves as general partner. The principal amounts of the notes will be reduced proportionately as partners receive return of capital distributions from the investment partnerships.

8. Commitments and Contingencies

The Partnership and its subsidiaries lease office space, furniture and office equipment under various operating leases. The minimum commitments under the leases at December 31, 1995 aggregated $326,585,000 and are payable as follows:
$18,589,000, $16,080,000, $16,026,000, $16,503,000 and $16,802,000 for the years
1996 through 2000, respectively, and a total of $242,585,000 for the remaining years through 2016. Office leases contain escalation clauses that provide for the pass through of increases in operating expenses and real estate taxes. Rent expense for the years ended December 31, 1995, 1994 and 1993 was $23,172,000, $18,387,000 and $19,173,00, respectively.
     On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), the Partnership and certain other defendants affiliated with the Partnership alleging violations of federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. A similar complaint was filed on November 7, 1995 and was subsequently consolidated with the Complaint. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1995, the defendants jointly filed a motion to dismiss the Complaint which has not yet been decided by the Court. The Partnership believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate results of this action cannot be determined, management of the Partnership does not expect that this action will have a material adverse effect on the Partnership's business.

9. Partners' Capital

During May 1994, the Partnership issued a newly created Class B Limited Partnership Interest to ELAS for $50 million in cash which was converted into 2,266,288 newly issued Units during November 1994. The Partnership issued 2,482,030 newly issued Units to a wholly-owned subsidiary of Oversea-Chinese Banking Corporation Limited during July 1994 for $50 million in cash. During August 1994, the Partnership sold for $50 million in cash a convertible note to Banco Bilbao Vizcaya, S.A. which was subsequently converted into 2,482,030 newly issued Units.

10. Net Capital

Alliance Fund Distributors, Inc. ("AFD"), a wholly-owned subsidiary of the Partnership, serves as distributor and/or underwriter for certain Alliance mutual funds. AFD is registered as a broker-dealer under the Securities Exchange Act of 1934 and is subject to the minimum net capital requirements imposed by the Securities and Exchange Commission. AFD's net capital at December 31, 1995 was $8,163,000, which was $5,310,000 in excess of its required net capital of $2,853,000.

11. Employee Benefit Plans

The Partnership and its subsidiaries maintain a number of qualified and nonqualified employee benefit and incentive compensation plans. Except as indicated, the aggregate amount available for annual employee bonuses and contributions to the various employee benefit plans discussed below is based on a percentage of the consolidated operating profits of the Partnership and its subsidiaries.
     The Partnership maintains qualified profit sharing plans covering substantially all U.S. and certain foreign employees. The amounts of the annual contributions to the plans are determined by a committee of the Board of Directors of the General Partner. Contributions are limited to the maximum amount deductible for Federal income tax purposes, generally 15% of the total annual compensation of eligible participants. Aggregate contributions for 1995, 1994 and 1993 were $7,750,000, $5,941,000 and $5,128,000, respectively.
     The Partnership maintains a qualified noncontributory defined benefit retirement plan covering substantially all U.S. employees and certain foreign employees. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. The Partnership's funding policy is to contribute annually an amount not to exceed the maximum amount that can be deducted for Federal income tax purposes. Plan assets are comprised principally of corporate equity securities, U.S. Treasury securities and shares of Alliance mutual funds.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table presents the retirement plan's funded status and amounts recognized in the Partnership's consolidated statements of financial condition (in thousands):

                                                                                                   December 31,
                                                                                               1995          1994
- --------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated vested benefit obligation                                                     $(11,540)      $ (8,083)
- --------------------------------------------------------------------------------------------------------------------
  Accumulated unvested benefit obligation                                                     $ (764)        $ (413)
- --------------------------------------------------------------------------------------------------------------------
Projected benefit obligation for service rendered to date                                   $(20,076)      $(13,377)
Plan assets at fair value                                                                     18,538         14,089
- --------------------------------------------------------------------------------------------------------------------
Plan assets (less than) in excess of projected benefit obligation                             (1,538)           712
Unrecognized net loss (gain) from past experience different
  from that assumed and effects of changes in assumptions                                      1,027            (41)
Prior service cost not yet recognized in net periodic pension cost                            (1,761)        (1,875)
Unrecognized net plan assets at January 1, 1987
  being recognized over 26.3 years                                                            (2,478)        (2,621)
- --------------------------------------------------------------------------------------------------------------------
Accrued pension expense included in accrued
  expenses under employee benefit plans                                                     $ (4,750)      $ (3,825)
- --------------------------------------------------------------------------------------------------------------------


     Net expense under the retirement plan was comprised of (in thousands):

                                                                                        Year Ended December 31,
                                                                                   1995          1994           1993
- --------------------------------------------------------------------------------------------------------------------
Service cost                                                                    $ 1,621       $ 2,119        $ 1,387
Interest cost on projected benefit obligations                                    1,116         1,078            890
Actual return on plan assets                                                     (4,510)        1,050         (2,192)
Net amortization and deferral                                                     2,850        (2,827)           718
- --------------------------------------------------------------------------------------------------------------------
Net pension charge                                                              $ 1,077       $ 1,420        $   803
- --------------------------------------------------------------------------------------------------------------------

     Actuarial computations at December 31, 1995, 1994 and 1993 were made utilizing the following assumptions:

                                                                                 1995          1994           1993
- -------------------------------------------------------------------------------------------------------------------
Discount rate on benefit obligations                                             7.50%         8.75%          7.50%
Expected long-term rate of return on plan assets                                10.00%        10.00%         10.00%
Annual salary increases                                                          5.50%         5.50%          5.50%
- -------------------------------------------------------------------------------------------------------------------

     Variances between actuarial assumptions and actual experience are amortized over the estimated average remaining service lives of employees in the retirement plan.

     The Partnership maintains a nonqualified unfunded deferred compensation plan known as the Capital Accumulation Plan and assumed obligations under contractual unfunded deferred compensation arrangements covering certain executives which are not funded from the incentive compensation pool. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. The Board of Directors of the General Partner may terminate the Capital Accumulation Plan at any time without cause, in which case the Partnership's liability would be limited to benefits that have vested. Benefits due eligible executives under the contractual unfunded deferred compensation arrangements vested on or before December 31, 1987. Payment of vested benefits under both the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements will generally be made over a ten year period commencing at retirement age. ACMC, Inc. is obligated to make capital contributions to the Partnership in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. Amounts included in employee compensation and benefits expense for the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements for the years ended December 31, 1995, 1994 and 1993 were $3,005,000, $2,544,000 and $2,243,000, respectively.
     During 1995, the Partnership established an unfunded deferred compensation plan known as the Alliance Partners Compensation Plan under which certain awards may be granted to eligible executives. A committee comprised of certain executive officers of the General Partner administers the Plan and determines the aggregate amount and recipients of awards. Awards made in 1995 vest ratably over three years. Awards made after 1995 will vest ratably over eight years. Payment of vested benefits will generally be made over a five year period commencing at retirement although, under certain circumstances, full or partial lump sum payments may be made upon termination of employment. The Board of Directors of the General Partner may terminate the Alliance Partners Compensation Plan at any time without cause, in which case the Partnership's liability would be limited to vested benefits. The Partnership made awards aggregating $7,925,000 during December 1995.
     During 1988, certain employees entered into employment agreements with the Partnership and acquired from ACMC, Inc. an aggregate of 10,181,818 Units at either 10% or 20% of the initial public offering price. Accordingly, the Partnership recorded deferred compensation expense and a corresponding increase in partners' capital in the amount of the aggregate discount. The Units vested over periods of employment ranging from two to six years through April 21, 1994 and the aggregate discount was amortized as employee compensation expense ratably over the applicable vesting periods. During 1994, certain key employees of Shields and Regent entered into employment agreements with the Partnership and were issued 645,160 new Units with an aggregate fair market value of approximately $15,000,000, which is being amortized as employee compensation expense ratably over five years. Aggregate amortization of $3,000,000, $2,612,000 and $726,000 was recorded for the years ended December 31, 1995, 1994 and 1993, respectively.
     In connection with the acquisition of ECMC during 1993, the Partnership adopted the Retention Unit Bonus Plan under which certain officers and key employees of ECMC, who became employees of the Partnership or its subsidiaries, purchased an aggregate of 600,000 Units at a per Unit price approximating 10% of each Unit's fair market value. During 1993, the Partnership recorded nonrecurring transaction expense and a corresponding increase in partners' capital of $11,556,000, the amount of the aggregate discount.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Partnership maintains a Unit Option Plan under which options to purchase up to 4,923,076 Units may be granted to certain key employees. A committee of the Board of Directors of the General Partner administers the plan and determines the grantees and the number of options to be granted. Options may be granted for terms of up to ten years and each option must have an exercise price of not less than the fair market value of the Units on the date of grant. Options are exercisable at a rate of 20% of the Units subject to options on each of the first five anniversary dates of the date of grant.
     During 1993, the 1993 Unit Option Plan, the Unit Bonus Plan and the Century Club Plan (together the "1993 Plans") were established by the Partnership. Committees of the Board of Directors of the General Partner administer the 1993 Plans and determine the recipients of grants and awards. Under the 1993 Unit Option Plan, options to purchase Units may be granted to key employees for terms of up to ten years. Each option must have an exercise price of not less than the fair market value of the Units on the date of grant. Options are exercisable at a rate of 20% of the Units subject to options on each of the first five anniversary dates of the date of grant. Under the Unit Bonus Plan, Units may be awarded to key employees in lieu of all or a portion of the cash bonuses they would otherwise receive under the Partnership's incentive compensation program. Under the Century Club Plan, employees whose primary responsibilities are to assist in the distribution of Alliance mutual funds are eligible to receive an award of Units. The aggregate number of Units that can be the subject of options granted or that can be awarded under the 1993 Plans may not exceed 3,200,000 Units. In addition, no more than 800,000 Units in the aggregate may be granted or awarded under the 1993 Plans in any of the first four years of their operations. As of December 31, 1995, 2,344,500 Units were subject to options granted and 14,900 Units were subject to awards made under the 1993 Plans.
     The following table summarizes the activity in options under the Unit Option Plan and the 1993 Unit Option Plan:


                                                                                  Units      Exercise Price per Unit
- --------------------------------------------------------------------------------------------------------------------
Outstanding at January 1, 1993                                                3,506,600           $6.0625 - $16.3125
Granted                                                                         240,000             $21.25 - $21.375
Exercised                                                                      (467,600)          $6.0625 - $16.3125
Forfeited                                                                       (45,600)          $6.0625 - $15.9375
- --------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1993                                              3,233,400            $6.0625 - $21.375
Granted                                                                       1,213,500             $19.875 - $22.00
Exercised                                                                      (484,500)          $6.0625 - $15.9375
Forfeited                                                                      (150,000)            $7.3125 - $22.00
- --------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                                              3,812,400            $6.0625 - $21.375
Granted                                                                       1,805,500              $17.75 - $22.25
Exercised                                                                      (496,100)          $6.0625 - $15.9375
Forfeited                                                                      (293,700)           $7.3125 - $21.375
- --------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                                              4,828,100             $6.0625 - $22.25
- --------------------------------------------------------------------------------------------------------------------
Exercisable at December 31, 1995                                              1,201,600
- --------------------------------------------------------------------------------------------------------------------
Available for grant at December 31, 1995                                        164,876
- --------------------------------------------------------------------------------------------------------------------

12. Income Taxes

The Partnership is a publicly traded partnership for Federal income tax purposes and, accordingly, is not currently subject to Federal and state corporate income taxes but is subject to the New York City unincorporated business tax ("UBT"). Current law generally provides that certain publicly traded partnerships, including the Partnership, will be taxable as a corporation beginning in 1998.
     Domestic corporate subsidiaries of the Partnership, which are subject to Federal, state and local income taxes, file a consolidated Federal income tax return and separate state and local income tax returns. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located.
     ECMC is included in the Federal income tax return of Equitable and, prior to the acquisition, a Federal income tax equivalent provision or benefit was computed on a separate return basis. In addition, ECMC filed separate state and local income tax returns.
     The Partnership adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") effective January 1, 1993. Under SFAS 109, the deferred income tax provision is determined under the liability method. The cumulative effect to January 1, 1993 of the accounting change to SFAS 109 was a nonrecurring deferred income tax benefit of $900,000 or $.01 per Unit, net of a valuation allowance of $8,100,000 or $.14 per Unit. The valuation allowance was established to reduce the recorded amount to an amount equal to the estimated income tax benefit receivable by the Partnership based on the current UBT tax rate of 4% and considers uncertainties surrounding the tax status of the Partnership beginning in 1998. The resulting deferred tax asset, which is included in other assets, results primarily from accrued deferred compensation obligations that are deductible for tax purposes when paid.
     The provisions for income taxes consist of (in thousands):

                                                                        Year Ended December 31,
                                                                    1995           1994          1993
- -----------------------------------------------------------------------------------------------------
Partnership                                                      $ 5,644         $5,813       $ 5,301
Corporate subsidiaries:
  Federal                                                          3,900          1,300         1,720
  State, local and foreign                                         2,080          1,204         1,299
ECMC                                                                   -              -         3,146
- -----------------------------------------------------------------------------------------------------
                                                                 $11,624         $8,317       $11,466
- -----------------------------------------------------------------------------------------------------

     The principal reasons for the difference between the Partnership's effective tax rate and the UBT statutory tax rate of 4% are as follows:

                                                                  1995             1994          1993
- -----------------------------------------------------------------------------------------------------
UBT statutory rate                                                4.0 %            4.0%          4.0%
Corporate subsidiaries' federal and state income taxes            3.4 %            1.7%          3.6%
Miscellaneous Partnership UBT adjustments                        (0.4)%            0.2%          2.7%
Pre-acquisition ECMC income taxes                                   - %              -%          4.0%
- -----------------------------------------------------------------------------------------------------
                                                                  7.0 %            5.9%         14.3%
- -----------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. Related Party Transactions

The Partnership and its consolidated subsidiaries provide investment management, distribution, shareholder servicing, accounting and legal services to the Alliance mutual funds. Substantially all of these services are provided under contracts that set forth the services to be provided and the fees to be charged. The contracts are subject to annual review and approval by each of the Alliance mutual funds' boards of directors or trustees and, in certain circumstances, by the Alliance mutual funds' shareholders.
     Revenues for services provided to the Alliance mutual funds are as follows (in thousands):

                                                                        Year Ended December 31,
                                                                    1995           1994          1993
- -----------------------------------------------------------------------------------------------------
Investment advisory and services fees                           $232,730       $211,169      $167,043
Distribution plan fees                                           128,733        135,613       105,260
Shareholder servicing and administration fees                     35,310         33,266        25,732
- -----------------------------------------------------------------------------------------------------

     The Partnership provides investment management and administration services to Equitable and certain of its subsidiaries other than the Partnership ("Equitable Subsidiaries"). In addition, certain Equitable Subsidiaries distribute Alliance mutual funds and cash management products for which they receive commissions and distribution payments. Sales of Alliance mutual funds through the Equitable Subsidiaries aggregated $346,717,000, $462,610,000 and $522,440,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The Partnership and its employees are covered by various insurance policies maintained by Equitable Subsidiaries. In addition, the Partnership pays, and prior to the acquisition ECMC paid, fees for other services provided by Equitable Subsidiaries. Prior to the acquisition, ECMC reimbursed certain Equitable Subsidiaries for rent and the use of certain services and facilities. ECMC also paid Equitable a Federal income tax equivalent. Aggregate amounts included in the consolidated financial statements for transactions with the Equitable Subsidiaries are as follows (in thousands):

                                                                        Year Ended December 31,
                                                                    1995           1994          1993
- -----------------------------------------------------------------------------------------------------
Revenues:
Investment advisory and services fees                            $43,978        $41,805       $37,212
Shareholder servicing and administration fees                      7,322          7,137         6,987
- -----------------------------------------------------------------------------------------------------
Expenses:
Distribution payments to financial intermediaries                 23,710         20,442        13,722
General and administrative                                         5,428          5,991        12,394
Income taxes                                                           -              -         1,912
- -----------------------------------------------------------------------------------------------------

14. Supplemental Cash Flow Information
Cash payments for interest and income taxes were as follows (in thousands):

                                                                        Year Ended December 31,
                                                                    1995          1994          1993
- -----------------------------------------------------------------------------------------------------
Interest                                                          $  812        $ 7,123       $10,183
Income taxes                                                      11,125          8,803         7,538
- -----------------------------------------------------------------------------------------------------

15. Subsequent Events

On February 1, 1996, the Finance Committee of the Board of Directors of the General Partner declared a cash distribution of $40,980,000 or $0.50 per Unit representing the Available Cash Flow (as defined in the Partnership Agreement) of the Partnership for the period October 1 through December 31, 1995. The distribution was paid on February 23, 1996 to holders of record on February 15, 1996.
     On February 23, 1996, the Partnership's $100 million revolving credit facility and the $100 million commercial paper back-up revolving credit facility were terminated and replaced by a new $250 million five-year revolving credit facility with a group of banks. Under the new revolving credit facility, the interest rate, at the option of the Partnership, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Rate (LIBOR) or the Federal Funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for the Partnership's $100 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B Shares under the System, and for general working capital purposes.
     On February 29, 1996, the Partnership completed the acquisition of the business and assets of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively "Cursitor").

16. Quarterly Financial Data (unaudited)
(in thousands, except per Unit data)

                                                           Quarter Ended 1995
                                    December 31   September 30       June 30       March 31
- -------------------------------------------------------------------------------------------
Revenues                               $175,785       $164,666      $153,425       $145,379
Net income                               43,096         41,007        37,099         34,185
Net income per Unit                         .52            .50           .45            .42
Cash distributions per Unit(1)              .50            .48           .43            .41
Unit prices(2):
  High                                   23 1/4         20 1/2        20 1/8         18 3/4
  Low                                    19 1/2         17 3/4        17 1/4         16 1/8
- -------------------------------------------------------------------------------------------

                                                           Quarter Ended 1994
                                    December 31   September 30       June 30       March 31
- -------------------------------------------------------------------------------------------
Revenues                               $151,544       $151,970      $148,873       $148,565
Net income                               35,109         34,685        32,271         31,424
Net income per Unit                         .43            .43           .42            .42
Cash distributions per Unit(1)              .41            .41           .41            .41
Unit prices(2):
  High                                   21 3/8         22 3/8        23 1/2         27 1/8
  Low                                    16 1/2         19 1/2        17 1/4         20 1/2
- -------------------------------------------------------------------------------------------

(1)  Declared and paid during the following quarter.
(2) High and low sales prices as reported by the New York Stock Exchange. The number of Unitholders of record at March 1, 1996 was approximately 1,600.

                          INDEPENDENT AUDITORS' REPORT


[KPMG Peat Marwick LLP logo]


The General Partner and Unitholders
Alliance Capital Management L.P.

We have audited the accompanying consolidated statements of financial condition of Alliance Capital Management L.P. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in partners' capital, and cash flows for the years ended December 31, 1995, 1994 and 1993. These consolidated financial statements are the responsibility of the management of Alliance Capital Management Corporation, General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Capital Management L.P. and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.



                                                       /s/ KPMG Peat Marwick LLP

New York, New York


February 1, 1996,
except for Notes 3 and 15 which are as of February 29, 1996